

Mail Stop 3561

May 29, 2009

Via U.S. Mail

D. Scott Davis
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

      Re: **United Parcel Service, Inc.**
              File Number: 001-15451
              Form 10-K for the fiscal year ended December 31, 2008
              Schedule 14 filed March 13, 2009

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Daniel Morris
              Attorney-Advisor